NEWS RELEASE

IGT Announces Retirement of Donald R. Sweitzer,
Chairman of IGT Global Solutions Corporation

LONDON, U.K. - Dec. 5, 2018 - International Game Technology PLC (IGT) (NYSE: IGT) announced that Donald R. Sweitzer will be retiring on Dec. 31 after 20 years of leadership in IGT’s government affairs and business development. As Chairman of IGT Global Solutions Corporation, Don has been an accomplished ambassador to IGT’s current and prospective global customers and government officials, and instrumental in its development, growth, and industry leadership.

“Don’s expertise building and nurturing relationships with state and commercial partners around the world, along with his insights into complex geopolitical situations, have been important to IGT’s continued expansion and leading market position,” said IGT CEO Marco Sala. “I will always be grateful for his integrity, insight, and leadership. His achievements with IGT will continue to resonate far into the future.”

“I am grateful to Marco Sala and the entire IGT family, our customers, and business partners for the extraordinary opportunities and meaningful relationships we have built together throughout the last 20 years,” said Don. “I can honestly say I have enjoyed coming to work every single day during my time here, and I love the people in this company. It’s now a good time in the business to retire on a positive note, with a spectacular future ahead for IGT.”

Prior to his role as Chairman of IGT Global Solutions Corporation, Don was Senior Vice President of Global Business Development and Public Affairs. In this role, he identified and developed new business opportunities and supported the expansion of the Company’s products and services in existing jurisdictions. He also continuously enhanced the Company’s communications and services to its worldwide government and commercial clients.

Before joining the Company in 1998, Don served in prominent senior roles in federal and state politics. He was political director of the Democratic National Committee during the first term of former U.S. President Bill Clinton. He was also a trusted advisor to elected representatives, including Senators Edward M. Kennedy, D-Massachusetts and Howard M. Metzenbaum, D-Ohio. Don first became involved with politics when he was elected to public office, formerly serving as deputy town supervisor and councilman in East Greenbush, New York.

In addition, he has held roles on the boards of non-governmental organizations including current Co-Chair and past Chairman of the International Foundation for Electoral Systems and current board member of the Providence Performing Arts Center. Don is also a member of the Lottery Industry Hall of Fame.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has more than 12,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:
Robert K. Vincent, Corporate Communications, (401) 392-7452
James Hurley, Investor Relations, (401) 392-7190
Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries